EXHIBIT 99.1

June 1, 2020

Avino Announces Phased Ramp-Up to Resume Mining Operations

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE: GV6, "Avino" or "the Company") announces it is starting a phased ramp-up of operational activities today at its Avino Mine near Durango, Mexico.  On May 15, 2020, the Mexican Federal Government authorized the resumption of mining activities as of June 1, 2020, for municipalities that present low or no known cases of COVID-19, subject to criteria defined by the Secretariat of Health. The Company is pleased to announce that it received acceptance by the Secretariat of Health and has been granted approval to recommence regular production mining activities in an orderly, gradual and cautious manner, as of today.

“I am very appreciative of the way our team in Mexico handled the difficult challenges faced during the last few months due to the global pandemic,” said David Wolfin, President & CEO of Avino. “I am also pleased that we are able to start our phased approach to recommencing operations and production activities. The health and safety of our employees remain our top priority, and we will continue with our enhanced safety measures and prevention practices.”

It is expected that the ramp-up to production at levels seen prior to March 31, 2020, could take approximately two weeks as the Company implements the back to work guidelines in accordance with the approved plan.  The Company is also establishing safe transportation for its mine workers to comply with protective measures for them and the local communities, as well as a number of other safety precautions, including onsite daily monitoring provided by two medical doctors, mandatory personal protective equipment, and infection prevention and control training, to ensure the health and well-being of its employees and their families.

We extend our appreciation to all stakeholders, shareholders, local communities, all employees and their families for their patience and cooperation during this time, and once the ramp-up is complete, the Company will provide an update.

On Behalf of the Board

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, including, but are not limited to, the Company’s ability to meet its to attain production at levels achieved prior to March 31, 2020 within two weeks or at all. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.  In addition, the Company is subject to further risks as set forth in its Form 20-F for the year ended December 31, 2019 filed with the United States Securities and Exchange Commission.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.